UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),
        (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*
                             LIGHTNING GAMING, INC.
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                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                TO BE APPLIED FOR
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                                 (CUSIP Number)

                                JANUARY 29, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[   ]     Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

         1.       Names of Reporting Persons
                  R. Martin Oliveras

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      [  ]

                  (b)      [  ]

         3.       SEC Use Only

         4.       Citizenship or Place of Organization
                  United States

                           5.       Sole Voting Power
                                    300,000

Number of                  6.       Shared Voting Power
Shares                              0
Beneficially
Owned by                   7.       Sole Dispositive Power
Each                                300,000
Reporting
Person With                6.       Shared Dispositive Power
                                    0

          9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  300,000

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

         11.      Percent of Class Represented by Amount in Row (9) 6.46%

         12.      Type of Reporting Person (See Instructions IN

ITEM 1.

         (a)      Name of Issuer

                  Lightning Gaming, Inc., a Nevada corporation (the "Company")

         (b)      Address of Issuer's Principal Executive Offices
                  106 Chelsea Parkway,  Boothwyn, PA 19061

ITEM 2.

         (a)      Name of Person Filing
                  R Martin Oliveras

         (b) Address of Principal Business Office or, if none, Residence 18 Brooklake Road

                  Florham Park, NJ 07932

         (c)      Citizenship
                  United States

         (d) Title of Class of Securities Common Stock, $0.001 par value per share

         (e)      CUSIP Number
                  To be applied for

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ] Broker or dealer registered under section 15 of the
                      Act (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15
                      U.S.C. 78c).

         (c)      [ ] Insurance company as defined in section 3(a)(19) of
                      the Act (15 U.S.C. 78c).

         (d)      [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ] An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

         (f)      [ ] An employee benefit plan or endowment fund in
                      accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      [ ] A parent holding company or control person in
                      accordance with ss.240.13d- 1(b)(1)(ii)(G);

         (h)      [ ] A savings association as defined in Section 3(b) of
                      the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ] A church plan that is excluded from the definition of
                      an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page and incorporated herein by reference

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 24, 2008

  /s/ R Marin Oliveras
-----------------------
      R Marin Oliveras